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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  2

Name of Issuer:  Thermadyne Holdings Corporation

Title of Class of Securities:  Common Stock, $.01 par value

CUSIP Number:  883435109

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

          Felix Kozodoy, Magten Asset Management Corp.,
            35 E. 21st St., New York, New York 10010

     (Date of Event which Requires Filing of this Statement)

                        January 20, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 883435109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         -0-

8.  Shared Voting Power:

         2,998,773


9.  Sole Dispositive Power:

         -0-

10. Shared Dispositive Power:

         3,517,773

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,517,773

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         31.68%

14. Type of Reporting Person

         CO














































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CUSIP No.: 883435109


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         O

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

            60,771

8.  Shared Voting Power:

         2,998,773

9.  Sole Dispositive Power:

            60,771

10. Shared Dispositive Power:

         3,517,773

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,578,544

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         32.23%

14. Type of Reporting Person

         IN














































                                5



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    The Schedule 13D was initially filed on July 25, 1996
    (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a Delaware corporation ("Magten"), with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten, and (ii) Talton R. Embry ("Embry"; together with Magten, the "Filing Persons"). The
    Schedule 13D is hereby amended by this Amendment No. 2 as follows:

Item 5.  Interest in Securities of the Issuer.

    Item 5 as reported on Schedule 13D is hereby amended and restated in its entirety as follows:

    (a) Magten has beneficial ownership of an aggregate 3,517,773 shares of Common Stock of the Company, constituting approximately 31.68% of the 11,103,966 shares of Common Stock reported by the Company as outstanding as of October 29, 1997. All of these shares of Common Stock are beneficially owned by investment advisory clients of Magten (collectively, the "Investment Advisory Shares"). Magten has shared voting power (with its investment advisory clients and Embry) with respect to 2,998,773 of the shares of Common Stock owned by these clients and shared dispositive power (with its investment advisory clients and Embry) with respect to all 3,517,773 shares of Common Stock owned by these clients.

         Magten may be deemed to be the beneficial owner of the Investment Advisory Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, Magten hereby declares that the filing of this
         Schedule 13D shall not be construed as an admission that it is the beneficial owner of the Investment Advisory Shares.

    (b) Embry, as sole stockholder and a Managing Director of Magten, may be deemed to beneficially own all the shares of Common Stock beneficially owned by Magten, as described in Item 5(a) above.

         In addition, Embry directly owns 800 shares of Common
         Stock. Embry has sole voting and dispositive power with respect to these 800 shares of Common Stock.

         Embry, as trustee of four pension trusts for the benefit of current and former employees of Magten including himself (the "Pension Trusts"), also has sole voting and


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         dispositive power with respect to 56,640 shares of
         Common Stock owned by such trusts (collectively, the "Pension Trust Shares").

         Embry, has sole voting and investment power with respect to 2,216 shares of Common Stock held by his minor children and with respect to 850 shares of Common Stock held by his wife (collectively, the "Family Shares").

         Embry, as trustee for a trust for the benefit of a family members (the "Family Trust"), also has sole voting and dispositive power with respect to 265 shares owned by such trust (the "Family Trust Shares").

         The shares described in Item 5(a) as beneficially owned by Magten with respect to which Embry may be deemed a beneficial owner, together with the additional shares described in this Item 5(b) with respect to which Embry may also be deemed a beneficial owner, aggregate 3,578,544 shares of Common Stock and constitute approximately 32.23% of the outstanding shares of Common Stock of the Company.

         Pursuant to Rule 13d-4, Embry hereby declares that the filing of this Schedule 13D shall not be construed as an admission that he is the beneficial owner of the Investment Advisory Shares, the Pension Trust Shares (to the extent such shares exceed his and his wife's pro rata interest as beneficiaries of such trusts), the Family Shares or the Family Trust Shares.

    (c) Information with respect to all transactions in Common Stock effected by the Filing Persons since the previous filing of Schedule 13D is set forth in Schedule A to this Schedule 13D and is incorporated by reference herein.

    (d) The beneficial owners of the Investment Advisory Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares. The following investment advisory clients of Magten have such an interest with respect to more than five percent of the shares of Common Stock:
         General Motors Employees Domestic Group Pension Trust and Bankers Trust as Trustee for the Hughes Master Retirement Trust. The beneficiaries of the Pension Trusts, the Family Trusts, Embry's wife and Embry's minor children have the right to receive dividends from or proceeds from the sale of the Pension Trust Shares, the Family Trust Shares, and the Family Shares, respectively.


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    (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Item 6 as reported on Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

         As of January 20, 1998 Magten Asset Management Corp., for itself and on behalf of certain of its investment advisory clients, and one of the pension trusts to which Magten provides investment advice (collectively, the "Parties"), entered into a voting agreement with Mercury Acquisition Corporation ("Mercury") and the Company (the "Voting Agreement") pursuant to which the Parties agreed, among other things, to vote 3,563,573 of the Shares that they or their affiliates are deemed to beneficially own in favor of a merger of Mercury into the Company pursuant to the terms of an Agreement and Plan of Merger dated as of January 20, 1998 between Mercury and the Company (the "Merger Agreement") and, so long as the Voting Agreement is in effect, not to vote their Shares in favor of the approval of any other merger, consolidation, sale of assets, reorganization, recapitalization or other similar extraordinary corporate transaction involving the Company. The Voting Agreement expires on the earlier of (a) the effective date of the merger between Mercury and the Company; (b) the date that is 90 days after (i) the termination of the Merger Agreement pursuant to certain provisions thereof relating to rights to terminate the Merger Agreement based on withdrawal of approval by the Board of Directors of the Company of the merger, failure of the Company's stockholders to approve the merger or for breach of representations, warranties or covenants and
         (ii) payment of all amounts payable to Mercury pursuant to the Merger Agreement; (c) the date of termination of the Merger Agreement for any other reason or (d)
         June 30, 1998.

Item 7.  Material to be Filed as Exhibits


         Exhibit A:  Joint Filing agreement.

         Exhibits B: As described in Item 6.







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         Signatures

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                               MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                   Talton R. Embry, Chairman



                                  /s/ Talton R. Embry
                                  ____________________________
                                  Talton R. Embry


February 12, 1998



























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                                                        Exhibit A





                         AGREEMENT

         The undersigned agree that this Amendment to

Schedule 13D dated February 12, 1998 relating to the Common

Stock of Thermadyne Holdings Corporation shall be filed on

behalf of the undersigned.

                                 MAGTEN ASSET MANAGEMENT CORP.

                               By:  /s/ Talton R. Embry
                                 _____________________________
                                    Talton R. Embry, Chairman


                               By:  /s/ Talton R. Embry
                                  ____________________________
                                     Talton R. Embry


February 12, 1998
























                               10
01651001.AH7



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                                                   Exhibit B



                     VOTING AGREEMENT

         In consideration of Mercury Acquisition

Corporation, a Delaware corporation ("MergerSub") and

Thermadyne Holdings Corporation, a Delaware corporation (the

"Company"), entering into on the date hereof an Agreement

and Plan of Merger dated as of the date hereof (the "Merger

Agreement") which provides, among other things, that

MergerSub, upon the terms and subject to the conditions

thereof, will be merged with and into the Company (the

"Merger") and each outstanding share of common stock, $0.01

par value, of the Company (the "Company Common Stock") will

be converted into the right to receive the Merger

Consideration (as defined in the Merger Agreement) in

accordance with the terms of such Agreement, each of the

undersigned holders (each a "Stockholder") of shares of

Company Common Stock agrees with MergerSub as follows:

         1.   During the period (the "Agreement Period")

beginning on the date hereof and ending on the earlier of

(i) the Effective Time (as defined in the Merger Agreement),

(ii) the date that is 90 days after the termination of the

Merger Agreement in accordance with Section 9.01(c) (in the

case of a termination by MergerSub), (e), (f) or (g) thereof and payment in full of all amounts (if any) payable to







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MergerSub pursuant to Section 5.04 of the Merger Agreement,

(iii) the date of termination of the Merger Agreement for

any other reason and (iv) June 30, 1998, the Stockholder

hereby agrees to vote the shares of Company Common Stock set forth opposite its name in Schedule A hereto (the "Schedule

A Securities") to approve and adopt the Merger Agreement and the Merger (provided that the Stockholder shall not be

required to vote in favor of the Merger Agreement or the

Merger if the Merger Agreement has, without the consent of

the Stockholder, been amended in any manner that is material and adverse to such Stockholder) and any actions directly

and reasonably related thereto at any meeting or meetings of the stockholders of the Company, and at any adjournment

thereof or pursuant to action by written consent, at or by

which such Merger Agreement, or such other actions, are

submitted for the consideration and vote of the stockholders of the Company so long as such meeting is held (including

any adjournment thereof) or written consent adopted prior to the termination of the Agreement Period.

         2.   During the Agreement Period, each Stockholder

hereby agrees that it will not vote any of the Stockholder's

Schedule A Securities in favor of the approval of any other

merger, consolidation, sale of assets, reorganization,

recapitalization, liquidation or winding up of the Company

or any other extraordinary transaction involving the Company or any matters related to or in connection therewith, or any corporate action relating to or the consummation of which

would either frustrate the purposes of, or prevent or delay

the consummation of, the transactions contemplated by the

Merger Agreement.

         3.   From the date hereof until the termination

hereof, each Stockholder will not, directly or indirectly,

(i) take any action to solicit, initiate or encourage any

Acquisition Proposal or (ii) engage in negotiations or

discussions with, or disclose any nonpublic information

relating to the Company or any Subsidiary or afford access

to the properties, books or records of the Company or any

Subsidiary to, or otherwise assist, facilitate or encourage,

any Third Party that may be considering making, or has made,

an Acquisition Proposal.  Each Stockholder will promptly

notify MergerSub after receipt of any Acquisition Proposal

or any indication from any Third Party that it is

considering making an Acquisition Proposal or any request

for nonpublic information relating to the Company or any

Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Third Party that may be considering making, or has made, an Acquisition Proposal

and will keep MergerSub fully informed of the status and

details of any such Acquisition Proposal, indication or

request.




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         4.   Each Stockholder agrees not to exercise any

rights (including, without limitation, under Section 262 of

the Delaware Law) to demand appraisal of any shares of

Company Common Stock owned by the Stockholder.

         5.   Each Stockholder hereby represents and

warrants to MergerSub that as of the date hereof:

              (a)  such Stockholder (i) owns beneficially

all of the shares of Company Common Stock set forth opposite the Stockholder's name in Schedule A hereto, (ii) has the

full and unrestricted legal power, authority and right to

enter into, execute and deliver this Voting Agreement

without the consent or approval of any other person and

(iii) has not entered into any voting agreement with or

granted any person any proxy (revocable or irrevocable) with respect to such shares (other than this Voting Agreement).

              (b)  This Voting Agreement is the valid and

binding agreement of such Stockholder.

              (c)  No investment banker, broker or finder is

entitled to a commission or fee from such Stockholder or the

Company in respect of this Agreement based upon any

arrangement or agreement made by or on behalf of the

Stockholder.

         6.   If any provision of this Voting Agreement

shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such




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invalidity or unenforceability only, without in any way

affecting the remaining provisions of this Voting Agreement.

         7.   This Voting Agreement may be executed in two

or more counterparts each of which shall be an original with the same effect as if the signatures hereto and thereto were upon the same instrument.

         8.   The parties hereto agree that if for any

reason any party hereto shall have failed to perform its

obligations under this Voting Agreement, then the party

seeking to enforce this Agreement against such non-

performing party shall be entitled to specific performance

and injunctive and other equitable relief, and the parties

hereto further agree to waive any requirement for the

securing or posting of any bond in connection with the

obtaining of any such-injunctive or other equitable relief.

This provision is without prejudice to any other rights or

remedies, whether at law or in equity, that any party hereto may have against any other party hereto for any failure to

perform its obligations under this Voting Agreement.

         9.   This Voting Agreement shall be governed by and

construed in accordance with the laws of the State of

Delaware.

         10.  The Stockholder will, upon request, execute

and deliver any additional documents deemed by MergerSub to






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be necessary or desirable to complete and effectuate the

covenants contained herein.

         11.  This Agreement shall terminate upon the

termination of the Agreement Period.

         12.  Each Stockholder agrees that if it sells,

transfers, assigns, encumbers or otherwise disposes (each a

"Transfer") of any Schedule A Securities (whether to an

affiliate or otherwise), it shall require the transferee of

such Schedule A Securities to execute and deliver to

MergerSub and the Company a voting agreement identical in

form to this Voting Agreement except for the identity of

such Stockholder prior to or concurrent with the

consummation of such Transfer.  MergerSub and the Company

understand and acknowledge that, subject to the preceding

sentence, such Stockholder is free to Transfer any Schedule

A Securities at such times and in such manner as it deems

appropriate.

         13.  MergerSub and the Company understand and agree

that this Agreement pertains only to Stockholder and not to

any of its affiliates, if any, or adviser.

         14.  MergerSub and the Company severally and not

jointly represent and warrant to each Stockholder that there is no agreement, understanding or commitment, written or

oral, to pay any consideration directly or indirectly in

connection with the Merger or otherwise to or for the




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benefit of any holder of Company Common Stock or options

thereon other than as set forth in the Merger Agreement

(except, in the case of directors, employees, agents,

customers, suppliers or contractors of the Company who are

also holders, such consideration as is payable by the

Company in the ordinary course of business and except for

amounts payable to officers, directors or employees in

connection with or pursuant to any options, or option, stock purchase, stock ownership or other employee benefit plans).

All other voting agreements signed with existing

shareholders prior to or concurrently herewith are

substantially identical to this Agreement.

         Neither MergerSub nor the Company will enter into

any agreement with any other stockholder having a purpose or effect substantially similar to that of this Agreement on

financial terms (with respect to such other stockholder)

more favorable than the terms of this Agreement.

         15.  MergerSub agrees that it will pay upon request

the reasonable fees and expenses (including fees and

expenses of counsel for the Stockholders) of all

Stockholders incurred in connection with the Voting

Agreement or the Merger in an amount not to exceed $5,000,

or in the event the Stockholders become involved in

litigation, $15,000 in the aggregate.






                             6




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         IN WITNESS WHEREOF, the parties hereto have

executed this Voting Agreement as of this 20th day of

January, 1998.



                        MERCURY ACQUISITION CORPORATION


                        By /s/ Peter T. Grauer
                             Peter T. Grauer
                             President

                        THERMADYNE HOLDINGS CORPORATION


                        By /s/ Randall E. Curran
                             Randall E. Curran
                             Chairman of the Board


                        GENERAL MOTORS EMPLOYEES DOMESTIC
                        GROUP PENSION TRUST

                        By:  Mellon Bank, N.A., solely in
                        its capacity as Trustee for General
                        Motors Employees Domestic Group
                        Pension Trust as directed by Magten
                        Asset Management Corp., and not in
                        its individual capacity.


                        By /s/ Bernadette Rist
                             Bernadette Rist
                             Authorized Signatory


                        MAGTEN ASSET MANAGEMENT CORP.


                        By /s/ Talton R. Embry
                           Name:
                           Title:








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                        CITY OF LOS ANGELES FIRE AND POLICE
                        PENSION SYSTEMS
                        HUGHES RETIREMENT PLANS TRUST
                        NAVY EXCHANGE SERVICE COMMAND
                        RETIREMENT TRUST
                        WESTERN UNION TELEGRAPH COMPANY
                        PENSION PLAN

                        By:  Magten Asset Management Corp.,
                        as Attorney-in-Fact


                        By /s/ Talton R. Embry
                           Name:
                           Title:






































                             8




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                        SCHEDULE A


                                       Shares of Company
Stockholder                              Common Stock

Magten Asset Management Corp.                152,847

General Motors Employees
Domestic Group Pension Trust               1,701,125

City of Los Angeles Fire and
Police Pension Systems                       519,000

Hughes Retirement Plans Trust                640,000

Navy Exchange Service Command
Retirement Trust                             300,000

Western Union Telegraph
Company Pension Plan                         250,601

                                           3,563,573






























                             9
01651001.AH7